EX 99.1

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco 2004 Update of Activity

VANCOUVER, April 26, 2004 – Netco Energy Inc. (NEI: TSXV) is pleased to provide an update of its winter activities in Alberta.

Jumpbush
In the Jumpbush area Netco participated in commingling operations at its 11-36-19-20W4 well. The program resulted in an incremental 430 mcf/d gas production rate gain to a rate of 685 mcf/d. Netco's interest in the well is 35%. Two additional Jumpbush wells drilled in 2003 are scheduled for tie-in during the second quarter and are expected to add 300 mcf/d of gas production. Netco owns a 37.5% interest in the two wells. Netco has working interests ranging from 18.75% to 50% in 12.5 Sections of land and 13 wells in the Jumpbush area.

Provost
In the Provost area Netco and its operating partner re-entered an existing wellbore and fracture stimulated an abandoned past producing natural gas zone. The stimulated zone was recently turned to sales at a rate of 100 mcf/d and is expected to produce at this rate on a stabilized basis. Several new targets have been identified and further drilling is expected. Netco’s working interest in the wellbore and five Sections of land is 50%.

Greencourt
In the Greencourt area Netco retains a 5% gross overriding royalty convertible to a 20% working interest after payout in the 04-20-60-09W5M well following a farmout agreement with another company in early 2004. The well was originally drilled and cased in mid-2003. To earn its interest the farmee was required to complete the well and if successful bring the well on production. The farmee has since successfully fracture stimulated a gas-bearing zone in the Lower Mannville and anticipates tying in the well and achieving first production by the end of the second quarter. An initial production rate of 450 mcf/d is expected. Netco also owns a 20% working interest in one adjacent Section of land.

Sylvan Lake
The Sylvan Lake 07-02-38-4W5 Leduc sour gas well that was drilled and cased in the summer of 2003 was flow tested at an AOF of 19 mmcf/d. The 07-02 well had targeted a location two meters up dip of a well that had watered out after producing 0.75 bcf at high production rates in the late 1980’s. The 07-02 well will be produced at a restricted rate of 1,000 to 1,500 mcf/d with intended first sales late second quarter or third quarter 2004. Netco’s working interest in the well and Section is 30%.

With the recently announced financings in progress and expectation of bringing several new gas wells into production within the next two quarters, Netco Energy Inc. is well positioned to expand on current projects and evaluate new high impact opportunities. Netco’s share of production from its producing properties is approximately 1,300 mcf of natural gas and 12 barrels of oil per day.

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com

Cautionary note regarding forward-looking statements

Certain statements including future drilling programs, future reserves and other information included herein constitute "forward looking statements" within the meaning of applicable laws or regulatory policies. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements described herein to be materially different from any future results or achievements expressed or implied by such forward looking statements. In particular, estimating reserves involves inherent engineering uncertainties as well as inherent uncertainties about the future fluctuations in the price of gas, which can cause estimates of economic reserves to be revised upwards or downwards. Other factors affecting forward looking statements include, among others, the inherent uncertainties associated with oil and gas exploration; legislative, environmental, judicial, regulatory, political and competitive developments in areas in which Netco Energy operates; and technological, mechanical and operational difficulties encountered in connection with Netco Energy's activities. You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the TSX Venture Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

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